SINOBIOPHARMA, INC.
8 Zhong Tian Road
Nantong City, Jiangsu Province
China 226009
Tel: (86) 51-385328336

September 25, 2008

Michael Tan
6 Windsor Park Hill
Singapore 574198

Attention: Mr. Michael Tan

Dear Sir:

Re:	Consulting Agreement with Sinobipharma, Inc. (the “Company”)

This correspondence will specify the consulting arrangement (the “Consulting Agreement”) between the Company and Michael Tan.

The terms and conditions of the Consulting Agreement are as follows:

1.
Services. During the Term (as hereinafter defined) of this Consulting Agreement, Michael Tan (the “Consultant”) shall provide to the Company consulting services basically in the area of corporate finance and development strategy designed to assist the Company in its business development.

2.	Term.

(a)	The term of this Consulting Agreement (the “Term) is for a period of three years commencing on September 1, 2008 (the “Effective Date”), subject to termination under paragraph 2(b).

(b)
If the Consultant shall be guilty of any serious misconduct or any serious breach or non-abservance of any of the conditions of this Consulting Agreement or shall neglect or fail or refuse to carry out the duties assigned to it hereunder the Company shall be entitled summarily to terminate the engagement hereunder without notice and without any payment in lieu of notice.

3.
Payment for Services. It is hereby agreed that the Consultant shall provide the consulting services for a monthly fee of US$8,000 (the “Fee”) with such Fee being due and payable by the Company semi-annually to the Consultant with the first payment being due on March 25, 2009. In addition, it is agreed that the Consultant shall be reimbursed for all expenses incurred by the Consultant for the benefit of the Company (collectively, the “Expenses”) and which Expenses shall be payable by the Company within 30 days of delivery by the Consultant of written substantiation on account of each such reimbursable Expense.

4.
Confidentiality by the Consultant. The Consultant will not, except as authorized or required by the Consultant’s duties hereunder, reveal or divulge to any person or companies any information concerning the organization, business, finances, transactions or other affairs of the Company, or of any of its subsidiaries, which may come to the Consultant’s knowledge during the Term and during the continuance of this Consulting Agreement, and the Consultant will keep in complete secrecy all confidential information entrusted to the Consultant and will not use or attempt to use any such information in any manner which may injure or cause loss either directly or indirectly to the Company’s respective businesses. This restriction will continue to apply after the termination of this Consulting Agreement without limit in point of time but will cease to apply to information or knowledge which may come into the public domain.

5.
Indemnification. The Company agrees to indemnify and hold Consultant (the “Indemnified Person”) harmless from and against losses, claims, damages, liabilities, costs, or expenses including reasonable attorney’s and accountant’s fees joint and several arising out of the performance of this Consulting Agreement, whether or not Consultant is a party to such dispute. The Company agrees that it shall also reimburse the Indemnified Person for any attorney’s and costs incurred in enforcing this Indemnification against the Company.

6.
No Indemnification. This indemnity shall not apply, however, where a court of competent jurisdiction has made a final determination that the Consultant engaged in gross recklessness and willful misconduct in the performance of its services hereunder which gave rise to loss, claim, damage, liability, cost or exposure sought to be recovered hereunder. (But pending any such final determination, the indemnification and reimbursement provision of this Consulting Agreement shall apply and the Company shall perform its obligations hereunder to reimburse Consultant for its attorney’s fees and expenses).

7.
Entire Agreement. This Consulting Agreement sets forth the entire understanding of the parties relating to the subject matter hereof, and supersedes and cancels any prior communications, understandings, and agreements between the parties. This Consulting Agreement cannot be modified or changed, nor can any of its provision be waived, except by written agreement signed by all parties.

8.	No Assignments. Neither party may assign nor delegate any of its rights or obligations hereunder without first obtaining the written consent of the other party.

9.
Severability. In the event that any term, covenant, condition or other provision contained herein is held to be invalid, void or otherwise unenforceable by any court of competent jurisdiction, the invalidity of any such term, covenant, condition, provision or agreement shall in no way affect any other term, covenant, condition or provision or agreement contained herein, which shall remain in full force and effect.

10.
Governing Law. The situs of this Consulting Agreement is Las Vegas, Nevada, and for all purposes this Consulting Agreement will be governed exclusively by and construed and enforced in accordance with the laws and Courts prevailing in the State of Nevada, without regard to its conflict-of-laws rules.

11.
Counterparts. This Consulting Agreement may be executed simultaneously in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile signatures are acceptable and deemed original signatures.

If the Consultant is in accord with the forgoing, please execute a copy of this letter and the same will be binding on the parties.

Yours truly,
SINOBIOPHARMA, INC.
Per:

/s/ Lequn Huang
Lequn Huang, President

The forgoing is hereby agreed to this 25th day of September, 2008 and Michael Tan declares himself bound to the terms.

/s/ Michael Tan
Michael Tan, Consultant